Texxon Holding Limited

703, Block A, 1799 Wuzhong Road

Minhang District, Shanghai, China 200335

Tel: +86 574-62629970

VIA EDGAR

July 17, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Abe Friedman Theresa Brillant Rebekah Reed Donald Field

Re: Texxon Holding Limited

Amendment No. 2 to Registration Statement on Form F-1

Filed June 16, 2025

File No. 333-281530

Ladies and Gentlemen:

Texxon Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2025 relating to Amendment No.2 to Registration Statement on Form F-1, filed by the Company to the Commission on June 16, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar Amendment No.3 to the Registration Statement (the “Amendment No.3”) with this response letter.

Amendment No. 2 to Registration Statement on Form F-1 filed June 16, 2025

Risk Factors

Risks Related to Our Business and Industry

Our debt may restrict our operations, and cash flows and capital resources..., page 47

1.	Please supplement this risk factor to address the additional credit facilities entered into in March 2025, as discussed at page 99. Additionally, please disclose the amount of your outstanding debt as of a date more recent than December 31, 2024.

Response: In response to the Staff’s comment, we have revised the disclosures on page 48 of the Amendment No.3.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 77

2.

When discussing your growth in customers, here and on pages 110 and 114, please balance your discussion with disclosure that one customer accounted for approximately 50.9% of the company's total revenue.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 80, 111 and 115 of the Amendment No.3.

We thank the Staff for your review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Wei Wang, Esq. of Ellenoff Grossman & Schole LLP, at wwang@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

By:	/s/ Hui Xu
Name:	Hui Xu
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP